U.S. SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C. 20549

                          FORM 12b - 25
                   NOTIFICATION OF LATE FILING


[X] Form 10-QSB For Period Ended: June 30, 2001


Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

Part I - Registrant Information

ALFA International Corp.
107 Industrial Drive
Jersey City, New Jersey  07305

Part II - Rules 12b - 25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed.

    (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

    (b) The subject quarterly report on Form 10-QSB will be filed on or before the fifth calendar day following the prescribed due date; and

    (c) The accountant's statement or other exhibit required by Rule 12b-25 (c) has been attached if applicable.


Part III - Narrative

Additional time is required to complete the attorney's review of the Company's Report on Form 10-QSB and to complete the review of the Company's June 30, 2001 financial statements by Alfa's independent public accountants.






Part IV - Other Information

    (1) Name and telephone number of person to contact in regard to this notification:

        Frank J. Drohan        (201) 332-2200

    (2) Have all other periodic reports under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was
required to file such report(s) been filed?    [X] Yes   [ ] No

    (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [x] Yes [ ] No

   The Company is expected to incur a loss of approximately
   $130,000 for the six-month period ended June 30, 2001 primarily due to reduced sales revenue compared to the corresponding period in the previous fiscal year.





         ALFA International Corp. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Date: August 14, 2001




                             /s/  Frank J. Drohan
                            _____________________
                            Chairman of the Board